MORGAN STANLEY HIGH INCOME ADVANTAGE TRUST III

SPECIAL MEETING OF SHAREHOLDERS
DECEMBER 10, 2002



Item 77.C.	Matters Submitted to a Vote of Security Holders

	On December 10, 2002, a Special Meeting of the Shareholders of Morgan Stanley High Income Advantage Trust III was held to consider and vote upon an Agreement and Plan of Reorganization, dated July 25, 2002 between Morgan Stanley High Income Advantage Trust III and Morgan Stanley High Yield Securities Inc., pursuant to which substantially all of the assets of Morgan Stanley High Income Advantage Trust III would be combined with those of Morgan Stanley High Yield Securities Inc. and shareholders of Morgan Stanley High Income Advantage Trust III would become shareholders of Morgan Stanley High Yield Securities Inc. receiving Class D shares of Morgan Stanley High Yield Securities Inc. with a value equal to the net asset value of their holdings in Morgan Stanley High Income Advantage Trust III.

The vote on the Reorganization proposal was as follows:



For: 6,250,726	     Against: 465,564 	      Abstain: 358,891